Veeco Instruments Inc. 100 Sunnyside Blvd. Woodbury, NY 11797

January 23, 2003

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re:	Veeco Instruments Inc. ("Veeco") Registration Statement on Form S-4 under the Securities and Exchange Act of 1933, as amended (the "Securities Act"), and all Amendments thereto, Registration Number 333-97977 (the "Registration Statement)

Ladies and Gentlemen:

        Pursuant to Rule 477 of the Securities Act, please withdraw the above-referenced Registration Statement which was originally filed with the Securities and Exchange Commission (the "Commission") on August 12, 2002 and later amended by Amendment No. 1 thereto, filed with the Commission on October 3, 2002, and Amendment No. 2 thereto, filed with the Commission on November 7, 2002. Veeco and FEI Company ("FEI") have determined that, at this time, it is no longer in their respective best interests to proceed with the contemplated merger. Accordingly, please be advised that on January 8, 2003, Veeco, Venice Acquisition Corp. ("Acquisition") and FEI entered into a Termination Agreement pursuant to which the parties mutually agreed to terminate the Agreement and Plan of Merger, dated as of July 11, 2002, by and among Veeco, Acquisition and FEI. Veeco (i) did not proceed and will not proceed with an offering under the Registration Statement, (ii) did not make and does not know of any selling efforts made under the Registration Statement, and (iii) did not sell and will not sell any securities under the Registration Statement. Consequently, Veeco hereby requests that the Registration Statement be withdrawn.

Sincerely,
/s/ GREGORY A. ROBBINS Gregory A. Robbins Vice President and General Counsel Veeco Instruments Inc.